Preliminary Structural and Collateral Term Sheet
JPMorgan 1,046,000 (Approximate) of Senior Certificates
J.P. Morgan Mortgage Trust 2006-A5
Mortgage Pass-Through Certificates, Series 2006-A5 07/05/2006

Features of the Transaction

-Offering consists of approximately $1,046mm of Senior Certificates expected to be rated AAA by 2 of the 4; S&P, Moody's, Fitch, Dominion.
- The Amount of Senior Certificates is approximate and may vary.
- Multiple groups of Mortgage Loans will collateralize the transaction
- There are approximately 4 groups of Senior Certificates, which may vary.
- The Credit Support for the Senior Certificates of Pools 1,2,3, & 4 is
Cross-Collateralized, with respect to losses

Key Terms
Issuer: J.P.Morgan Mortgage Trust
Underwriter: J.P.Morgan Securities, Inc.
Depositor: J.P. Morgan Acceptance Corp. I
Master Servicer: Wells Fargo
Trustee: US Bank National Association
Type of Issuance: Public
Servicer Advancing: Yes, Subject to Recoverability.
Compensating Interest: Paid, But Capped.
Clean-Up Call / Optional Termination 5% clean-up call
Legal Investment: The Senior Certificates are
SMMEA Eligible at Settlement.
ERISA Eligible: The Senior Certificates are
ERISA eligible subject to limitations set
forth in the final prospectus supplement
Tax Treatment: REMIC
Structure: Senior/Subordinate w/ Shifting Interest
and Subordinate Certificate Prepayment Lockout
Expected AAA Subordination: 4.5% .50%
Rating Agencies: At least 2 of 4; Moody's, S&P, Fitch, Dominion
Registration Senior Certificates – DTC

Time Table
Cut-Off Date July 1, 2006
Settlement Date July 31, 2006
First Distribution Date August 25, 2006
Distribution Date 25th or Next Business Day

JPMSI Contact Information
Trading/Structuring Greg Boester
Eric Norquist
Tom Scudese 212-834-2499
Marc Simpson
Bridget Byrnes

Preliminary Mortgage Pool Data (approximate)
	Pool 1	Pool 2	Pool 3
Collateral Type	3 Yr Hybrid ARMs	5Yr Hybrid ARMs	7Yr Hybrid ARMs
Outstanding Principal Balance	42,178,858	351,686,890	349,549,861
Number of Mortgage Loans	93	802	713
Average Principal Balance	455,136	441,056	494,201
Weighted Average Net Mortgage	5.74%	5.88%	5.99%
Weighted Average Maturity	358	357	356
Weighted Average Seasoning	2	3	3
Weighted Average Months to Roll	34	57	81
ARM Index	LY1(65%),LM6(33%),CMT(2%)	LY1(91%),LM6(9%),CMT(0%)	LM6(13%),CMT(1%)
Weighted Average Gross Margin	2.41	2.31	2.25
Initial Periodic Rate Cap	2.87	4.96	4.99
Subsequent Periodic Rate Cap	1.67	1.91	1.87
Lifetime Rate Cap	5.99	5.11	5.01
Weighted Average Loan-to-Value	72%	74%	72%
Weighted Average FICO Score	738	744	747
Geographic Distribution	CA(38%),FL(9%)	CA(30%),FL(13%)	CA(38%),FL(10%)
Percent Owner Occupied	93%	93%	93%
Percent Single Family / PUD	95%	84%	77%
Interest Only	79%	78%	85%
Primary Servicer	PHH	Chase	Chase
Other Servicers	Chase,Suntrust	PHH,Suntrust	PHH,CWHL,Suntrust

Preliminary Mortgage Pool Data (approximate)
	Pool 4
Collateral Type	10Yr Hybrid
	ARMs
Outstanding Principal Balance	352,438,844
Number of Mortgage Loans	592
Average Principal Balance	597,186
Weighted Average Net Mortgage	6.00%
Weighted Average Maturity	357
Weighted Average Seasoning	3
Weighted Average Months to Roll	117
ARM Index	LY1(77%),LM6(23%)
Weighted Average Gross Margin	2.24
Initial Periodic Rate Cap	5.00
Subsequent Periodic Rate Cap	1.76
Lifetime Rate Cap	5.00
Weighted Average Loan-to-Value	68%
Weighted Average FICO Score	742
Geographic Distribution	CA(34%),NY(16%)
Percent Owner Occupied	88%
Percent Single Family / PUD	81%
Interest Only	84%
Primary Servicer	Chase
Other Servicers	PHH,Suntrust

JP Morgan Securities Inc.

JP Morgan Securities Inc.	Deal Summary Report	jpmmt06a5_0705
Assumptions	Collateral
Settlement	31-Jul-2006	Prepay	25 CPB	Balance	WAC	WAM	Age	WAL	Dur
1st Pay Date	25-Aug-2006	Default	0 CDR	$1,095,854,452.87	6.214	357	3	2.91
Recovery	0	months
Severity	0%
Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
SNR_111	19,234,000.00	5.736	08/06 - 06/09	1.88	01-Jul-06	WAC
1PT3	19,233,000.00	5.736	08/06 - 06/09	1.88	01-Jul-06	WAC
1MZ3	1,813,000.00	5.736	08/06 - 06/09	1.88	01-Jul-06	WAC
SUBS	49,315,452.87	5.947	08/06 - 06/16	4.91	01-Jul-06	WAC
2F5	175,349,000.00	5.878	08/06 - 11/09	1.40	01-Jul-06	WAC
2M5	22,761,000.00	5.878	11/09 - 10/10	3.75	01-Jul-06	WAC
2L5	76,890,000.00	5.878	10/10 - 06/11	4.69	01-Jul-06	WAC
2PT5	45,746,000.00	5.878	08/06 - 06/11	2.51	01-Jul-06	WAC
2MZ5	15,114,000.00	5.878	08/06 - 06/11	2.51	01-Jul-06	WAC
3F7	108,498,000.00	5.989	08/06 - 07/09	1.30	01-Jul-06	WAC
3M7	105,546,000.00	5.989	08/06 - 07/11	2.50	01-Jul-06	WAC
3L7	60,956,000.00	5.989	07/11 - 05/13	6.37	01-Jul-06	WAC
3PT7	43,798,000.00	5.989	08/06 - 05/13	2.89	01-Jul-06	WAC
3MZ7	15,022,000.00	5.989	08/06 - 05/13	2.89	01-Jul-06	WAC
4F10	129,544,000.00	6.000	08/06 - 09/09	1.35	01-Jul-06	WAC
4M10	111,387,000.00	6.000	08/06 - 07/13	3.50	01-Jul-06	WAC
4L10	34,069,000.00	6.000	07/13 - 06/16	8.91	01-Jul-06	WAC
4PT10	46,433,000.00	6.000	08/06 - 06/16	3.16	01-Jul-06	WAC
4MZ10	15,146,000.00	6.000	08/06 - 06/16	3.16	01-Jul-06	WAC
Yield Curve	swap curve
Mat	3MO	6MO	2YR	5YR	10YR	30YR	3mo	6mo	1yr	2yr	3yr	4yr	5yr	7yr	10yr
Yld	4	4	5.15	5.10	5.14	5.19	5.48	5.59	5.69	5.63	5.62	5.63	5.65	5.68	5.73

The issuer has filed a registration statement (including a prospectus) with the SEC or the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-834-2499 (collect call) or by emailing Thomas Panagis at thomas.m.panagis@jpmorgan.com.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities referenced in this communication in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the asset-backed securities referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such securities, when, as and if issued.

The information contained in this communication is subject to change, completion or amendment from time to time. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information may contain certain tables and other statistical analyses (the "Computational Materials") that have been prepared in reliance upon information furnished by the issuer, the preparation of which used numerous assumptions which may or may not be reflected herein. As such, no assurance can be given as to the appropriateness of the Computational Materials for any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the final underlying assets and the preliminary underlying assets used in preparing the Computational Materials. Neither JPMorgan nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments or losses on any of the underlying assets or the payments or yield on the securities.

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Copyright 2005 JPMorgan Chase & Co. All rights reserved. J.P. Morgan Securities Inc. (JPMSI), member NYSE and SIPC. JPMorgan is the marketing name used by the specific legal entity or entities named in the attached materials. Clients should contact analysts and execute transactions through a JPMorgan Chase & Co. subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.